Exhibit 99.2

AMBERJACK PIPELINE COMPANY LLC
Financial Statements
December 31, 2018

Exhibit 99.2
Report of Independent Auditors

To the Management Committee and Members
Amberjack Pipeline Company LLC

We have audited the accompanying financial statements of Amberjack Pipeline Company LLC, which comprise the balance sheet as of December 31, 2018, and the related statements of income, members’ capital and cash flows for the year then ended and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Amberjack Pipeline Company LLC at December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young

Houston, TX
February 18, 2019

Exhibit 99.2
AMBERJACK PIPELINE COMPANY LLC
BALANCE SHEET
December 31, 2018

December 31, 2018
ASSETS
Current assets
Cash and cash equivalents	$9,462,019
Accounts receivable
Related parties	15,521,069
Third parties, net	12,305,466
Materials and supplies inventory	5,019,639
Allowance oil, net	1,295,241
Other current assets	2,156,158
Total current assets	45,759,592
Property, plant and equipment	1,086,231,821
Accumulated depreciation	(245,189,600)
Property, plant and equipment, net	841,042,221
Prepaid and other deferred charges	4,858,067
Advance for operations due from related party	300,000
Total assets	$891,959,880
LIABILITIES and MEMBERS' CAPITAL
Current liabilities
Accounts payable and accrued liabilities	$182,139
Payable to related parties	3,951,216
Other current liabilities	167,757
Total current liabilities	4,301,112
Long-term liabilities and deferred income	4,124,105
Commitments and contingencies (Note 7)
Members' capital	883,534,663
Total liabilities and members' capital	$891,959,880
The accompanying notes are an integral part of these financial statements.

Exhibit 99.2
AMBERJACK PIPELINE COMPANY LLC
STATEMENT OF INCOME
Year Ended December 31, 2018

December 31, 2018
Transportation and allowance oil revenue
Related parties	$166,264,591
Third parties	128,604,011
Total transportation and allowance oil revenue	294,868,602
Operating costs and expenses
Operations	12,592,589
Maintenance	4,956,836
General and administrative	8,747,000
Depreciation and amortization	42,842,469
Property taxes	52,091
Net loss on pipeline operations	4,257,575
Total costs and expenses	73,448,560
Operating income	221,420,042
Other income and expense
Other income	167,756
Interest income	11,399
Net income	$221,599,197
The accompanying notes are an integral part of these financial statements.

Exhibit 99.2
AMBERJACK PIPELINE COMPANY LLC
STATEMENT OF MEMBERS' CAPITAL
Year Ended December 31, 2018

	Shell Pipeline Company LP (1)	Shell Midstream Partners, L.P. (1)	Chevron Pipe Line Company	Total
Members' capital at December 31, 2017	$481,100,958	$—	$451,634,508	$932,735,466
Net income before May 11, 2018	33,903,997	—	31,224,843	65,128,840
Cash distributions before May 11, 2018	(36,212,500)	—	(33,150,000)	(69,362,500)
Equity transfer on May 11, 2018	(478,792,455)	478,792,455	—	—
Net income after May 11, 2018	—	80,300,000	76,170,357	156,470,357
Cash distributions after May 11, 2018	—	(104,400,000)	(97,037,500)	(201,437,500)
Members' capital at December 31, 2018	$—	$454,692,455	$428,842,208	$883,534,663

(1) On May 11, 2018, Shell Midstream Partners, L.P. (SHLX) acquired Shell Pipeline’s ownership interests in Amberjack, which is comprised of 75.0% of the issued and outstanding Series A membership interests and 50.0% of the issued and outstanding Series B membership interests. The other 25% of Series A units and 50% of Series B units remain with Chevron.

The accompanying notes are an integral part of these financial statements.

Exhibit 99.2
AMBERJACK PIPELINE COMPANY LLC
STATEMENT OF CASH FLOWS
Year Ended December 31, 2018

December 31, 2018
Cash flows from operating activities
Net income	$221,599,197
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	42,842,469
Net (gain) loss from pipeline operations	4,257,575
Changes in working capital
(Increase) / Decrease in accounts receivable	(9,338,819)
(Increase) / Decrease in materials & supplies inventory and allowance oil	(4,769,105)
(Increase) / Decrease in prepaid and other deferred charges	(449,975)
Increase / (Decrease) in accounts payable and accrued liabilities	(199,808)
Increase / (Decrease) in other long-term liability	(167,758)
Net cash provided by operating activities	253,773,776
Cash flows from investing activities
Capital expenditures	(1,257,358)
Net cash used in investing activities	(1,257,358)
Cash flows from financing activities
Distributions to members	(270,800,000)
Net cash used in financing activities	(270,800,000)
(Decrease) in cash and cash equivalents	(18,283,582)
Cash and cash equivalents at the beginning of the period	27,745,601
Cash and cash equivalents at the end of the period	$9,462,019

Supplemental cash flow disclosures
Change in accrued capital expenditures	$(1,029,776)
The accompanying notes are an integral part of these financial statements.

Exhibit 99.2
AMBERJACK PIPELINE COMPANY LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

1. Organization and Business

Amberjack Pipeline Company LLC (Amberjack or the Company) is a Delaware Limited Liability Company (LLC) which owns and operates a pipeline system for the transportation of crude oil from the Green Canyon, Ewing Bank and Grand Isle areas in the Gulf of Mexico to the intersection with the Mars Oil Pipeline Company’s pipeline at Fourchon, Louisiana. The Company was formed in 2005 from a previous partnership between Shell Pipeline Company LP (Shell Pipeline), an indirect wholly owned subsidiary of Shell Oil Company (Shell Oil) and Chevron Pipe Line Company (Chevron). Both Shell Pipeline and Chevron contributed cash and certain pipeline related assets to the Company and are referred to as Members of the Company. Following the formation, the Company had two series of ownership interests, all the assets and liabilities of the former Partnership became the assets and liabilities of Amberjack Series A (Series A) units of the Company, 75% owned by Shell Pipeline, and 25% owned by Chevron. Amberjack Series B (Series B) units were owned 50% by Shell Pipeline and 50% by Chevron. The proceeds from the issuance of the Series B units were used to fund the construction of the Tahiti pipeline. As the Company is a limited liability company, no member is liable for debts, obligations, or liabilities, including under a judgment decree or order of a court. The Company shall continue until such time as a certificate of cancellation is filed with the Secretary of the State of Delaware.

On May 11, 2018, Shell Midstream Partners, L.P. (SHLX) acquired Shell Pipeline’s ownership interests in Amberjack, which is comprised of 75.0% of the issued and outstanding Series A membership interests and 50.0% of the issued and outstanding Series B membership interests. The other 25% of Series A units and 50% of Series B units remain with Chevron. As a result of the transaction, Shell Pipeline and Chevron remained operators of Amberjack.

2. Significant Accounting Policies

The following significant accounting policies are practiced by the Company and are presented as an aid to understanding the financial statements.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Management believes that the estimates are reasonable.

Cash and Cash Equivalents
Cash and cash equivalents is comprised of cash on deposit at the bank.

Accounts Receivable
The Company’s accounts receivable is primarily from purchasers and shippers of crude oil. These purchasers include, but are not limited to refiners, producers, marketing and trading companies and financial institutions that are active in the physical and financial commodity markets. The majority of the Company’s accounts receivable relate to the Company’s crude oil supply and logistics activities that can generally be described as high volume and low margin activities.

The Company reviews all outstanding accounts receivable balances on a monthly basis and records a reserve for amounts that the Company expects will not be fully recovered. The Company does not apply actual balances against the reserve until the Company has exhausted substantially all collection efforts. The Company’s allowance for doubtful accounts totaled $0 at December 31, 2018.

Inventories
Inventories of materials and supplies are carried at the lower of average cost or net realizable value.

Allowance Oil
A loss allowance factor of 0.1% per barrel is incorporated into applicable crude oil tariffs to offset evaporation and other losses in transit. Allowance oil represents the net difference between the tariff product loss allowance volumes and the actual

Exhibit 99.2
volumetric losses. The Company takes title to any excess loss allowance when product losses are within an allowed level, and the Company converts that product to cash periodically at prevailing market prices.

Allowance oil is valued at cost using the average market price for the relevant type of crude oil during the month product was transported. At the end of each reporting period, the Company assesses the carrying value of the Company’s allowance oil and makes any adjustments necessary to reduce the carrying value to the applicable net realizable value. The Company recorded a reduction to allowance oil of $597,763 at December 31, 2018.

Gains and Losses from Pipeline Operations
The Company experiences volumetric gains and losses from its pipeline operations that may arise from factors such as shrinkage, or measurement inaccuracies within tolerable limits. Gains and losses are presented net in the Statement of Income caption “Net loss on pipeline operations.”

Property, Plant, and Equipment
Property, plant, and equipment is stated at its historical cost of construction, or upon acquisition, at either the fair value of the assets acquired or the historical carrying value to the entity that placed the asset in service. Expenditures for major renewals and betterments are capitalized while minor replacements, maintenance and repairs, which do not improve or extend asset life are expensed when incurred. For constructed assets, all construction-related direct labor and material costs, as well as indirect construction costs are capitalized. Gains and losses on the disposition of assets are recognized in the Balance Sheet against the accumulated depreciation unless the retirement was an abnormal or extraordinary item.

The Company computes depreciation using the straight-line method based on estimated economic lives. Historically, the Company applied composite depreciation rates from 3.33% to 20% to functional groups of property having similar economic characteristics. Following the composite method of depreciation, the gains and losses from ordinary disposals or retirements of property, plant, and equipment normally would be credited or charged to accumulated depreciation. The gains and losses from the disposal of the raw construction material are recognized on the income statement.

In late 2017, the Company contracted an independent energy consulting firm to perform a depreciation study which provided new average remaining useful lives for the property, plant and equipment held by the Company. The results of the study show the following new average remaining lives: 20 to 23 years for right of way, line pipe, line pipe fittings, pipeline construction; 11 to 19 years for buildings, pumping equipment, other station equipment, office furniture and equipment; 14 to 17 years for communication systems, vehicles and other work equipment (oil tanks and delivery facilities are no longer applicable to the Company). The new composite depreciation rates range from 2.9% to 5.9%.

Asset Retirement Obligations
Asset retirement obligations represent contractual or regulatory obligations associated with the retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the asset. The Company records liabilities for obligations related to the retirement and removal of long-lived assets used in our businesses at fair value on a discounted basis when they are incurred and can be reasonably estimated. Amounts recorded for the related assets are increased by the amount of these obligations. Over time, the liabilities increase due to the change in their present value, and the initial capitalized costs are depreciated over the useful lives of the related assets. The liabilities are eventually extinguished when settled at the time the asset is taken out of service.

The Company continues to evaluate the Company’s asset retirement obligations and future developments could impact the amounts the Company records. The demand for the Company’s pipelines depends on the ongoing demand to move crude oil through the system. Although individual assets will be replaced as needed, we expect our pipelines will continue to exist for an indeterminate economic life. As such, there is uncertainty around the timing of any asset retirement activities. As a result, the Company determined that there is not sufficient information to make a reasonable estimate of the asset retirement obligations for the Company’s assets and the Company has not recognized any asset retirement obligations as of December 31, 2018.

Impairments of Long-Lived Assets
Long lived assets of identifiable business activities are evaluated for impairment when events or changes in circumstances indicate, in the Company management’s judgment, that the carrying value of such assets may not be recoverable. These events include market declines that are believed to be other than temporary, changes in the manner in which the Company intends to use a long-lived asset, decisions to sell an asset and adverse changes in the legal or business environment such as adverse actions by regulators. If an event occurs, which is a determination that involves judgment, the Company evaluates the recoverability of our carrying values based on the long-lived asset’s ability to generate future cash flows on an undiscounted basis. When an indicator of impairment has occurred, the Company compares the Company management’s estimate of forecasted discounted future cash flows attributable to the assets to the carrying value of the assets to determine whether the assets are recoverable (i.e., the discounted future cash flows exceed the net carrying value of the assets). If the assets are not recoverable, the Company determines the amount of the impairment recognized in the financial statements by estimating the

Exhibit 99.2
fair value of the assets and recording a loss for the amount that the carrying value exceeds the estimated fair value. The Company determined that there were no asset impairments in the year ended December 31, 2018.

Fair Value of Financial Instruments
Assets and liabilities requiring fair value presentation or disclosure are measured using an exit price (i.e., the price that would be received to sell an asset or paid to transfer a liability) and disclose such amounts according to the quality of valuation inputs under the following hierarchy:

Level 1 Quoted prices in an active market for identical assets or liabilities.

Level 2 Inputs other than quoted prices that are directly or indirectly observable.

Level 3 Unobservable inputs that are significant to the fair value of assets or liabilities.

The fair value of an asset or liability is classified based on the lowest level of input significant to its measurement. A fair value initially reported as Level 3 will be subsequently reported as Level 2 if the unobservable inputs become inconsequential to its measurement, or corroborating market data becomes available. Asset and liability fair values initially reported as Level 2 will be subsequently reported as Level 3 if corroborating market data becomes unavailable.

Nonrecurring fair value measurements are applied with respect to the Company’s nonfinancial assets and liabilities measured on a nonrecurring basis, which includes the determination of the fair value for impairment of the Company’s long-lived assets.

Other Current Assets
The Company has entered into several lease agreements (LOPS agreements) to lease usage of offshore platform spaces located at Green Canyon Block 19 (GC 19) and Ship Shoal Block 332 (SS 332). The prepaid rent on the platform lease is included in “Other current assets” within the accompanying Balance Sheet. Also, the “Other current assets” includes prepaid insurance and current prepaid common facilities expense.

Prepaid and other deferred charges represent payment to Shell GOM Pipeline Company LLC (SGPC) for the upgrade and replacement of equipment at Green Canyon Block 19 (GC 19) common facilities platform. This platform is owned by SGPC, and is used by the Company and other parties. The project was completed in 2016 and the share of the Company in the costs are being amortized over the asset useful life of 30 years.

The carrying amounts of the Company’s accounts receivable, other current assets, prepaid, accounts payable and accrued liabilities, and payables to related parties approximate their fair values due to their short-term nature.

Concentration of Credit and Other Risks
A significant portion of the Company’s receivables are from related parties, and other oil and gas companies. Although collection of these receivables could be influenced by economic factors affecting the oil and gas industry, management believes the risk of significant loss to be remote.

The following table shows revenues from third and related parties that accounted for a 10% or greater share of “Total transportation and allowance oil revenue” for the indicated date.

	December 31, 2018
Shipper A(1)	$145,960,449	50%
Shipper B(2)	56,042,087	19%

(1) Related Party
(2) Third Party

The following table shows receivables from third and related parties that accounted for a 10% or greater share for the indicated date.

Exhibit 99.2

	December 31, 2018
Shipper A(1)	$13,759,449	49%
Shipper B(2)	5,026,007	18%

(1) Related Party
(2) Third Party

Development and production of crude oil in the service area of the pipeline are subject to, among other factors, prices of crude oil, as well as federal and state energy policy, none of which are within the Company’s control.

The Company has concentrated credit risk for cash by maintaining deposits in a major bank, which may at times exceed amounts covered by insurance provided by the United States Federal Deposit Insurance Corporation (FDIC). The Company monitors the financial health of the bank and has not experienced any losses in such accounts and believes that the Company is not exposed to any significant credit risk. As of December 31, 2018, the Company had approximately $9,212,019 in cash in excess of FDIC limits.

Transportation Revenue
In general, the Company recognizes revenue from customers when all of the following criteria are met: 1) persuasive evidence of an exchange arrangement exists; 2) delivery has occurred or services have been rendered; 3) the price is fixed or determinable; and 4) collectability is reasonably assured. The Company records revenue for crude oil transportation services over the period in which they are earned (i.e., either physical delivery of product has taken place or the services designated in the contract have been performed). Revenue for transportation services are recognized upon delivery of crude oil from the pipeline system.

Taxes
The Company has not historically incurred income tax expense, as limited liability companies, in accordance with the provisions of the Internal Revenue Code, are not subject to U.S. federal income taxes. Rather, each Member includes its allocated share of the Company’s income or loss in its own federal and state income tax returns. The Company is responsible for various state property and ad valorem taxes, which are recorded in the accompanying Statement of Income as “Property taxes.”

On December 22, 2017, the Tax Cuts and Jobs Act bill was enacted, which includes a broad range of tax reform legislation affecting businesses, including reducing the corporate tax rate, changes to business deductions and sweeping changes to international tax provisions. The Company analyzed these impacts and believes that the impacts would be on the Members of the entity and not the entity itself. As such, no adjustment was made to the financial statements in relation to tax reform.

Recent Accounting Pronouncements
In May 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-09 to Topic 606, Revenue from Contracts with Customers, which superseded nearly all revenue recognition guidance in Topic 605, Revenue Recognition, under GAAP. The ASU's core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The update is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2018. The update allows for either “full retrospective” adoption, meaning the standard is applied to all of the periods presented, or “modified retrospective” adoption, meaning the standard is applied only to the most current period presented in the financial statements. We adopted the requirements of the new standard on January 1, 2019 under the modified retrospective transition method through a cumulative effect transition adjustment to Members’ capital.

We performed a review of all our revenue contracts to evaluate the effect of the new standard on our revenue recognition practices. As a result of adoption of the new standard on January 1, 2019, Amberjack will recognize a cumulative effect transition adjustment to decrease Members’ capital by $18.9M. This adjustment is related to its transportation and dedication agreements which contain tiered pricing arrangements resulting in a deferral of revenue. We have also completed the evaluation of new disclosure requirements and identification of impacts to our business processes, systems and controls to support recognition and disclosure under the new guidance.

In February 2016, the FASB issued ASU 2016-02 to Topic 842, Leases, which requires lessees to recognize right-of-use assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either a financing lease or operating lease with classification affecting the pattern of expense recognition in the statements of income and presentation of cash flows. This update also requires improved disclosures to help users of financial statements better understand the amount, timing and uncertainty of cash flows arising from leases. For lessors, this update modifies the

Exhibit 99.2
classification criteria and the accounting for sales-type and direct financing leases. This update is effective on a modified retrospective basis for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. We are currently evaluating its impact to our financial statements and related disclosures.

3. Property, Plant and Equipment

Property, plant, and equipment consisted of the following as of December 31, 2018:

December 31, 2018
Buildings	$26,253,142
Line pipe, equipment and other pipeline assets	1,039,523,679
Rights-of-way	826,662
Office, communication and data handling equipment	19,628,338
1,086,231,821
Accumulated depreciation	(245,189,600)
Total property, plant and equipment, net	$841,042,221

Depreciation expense on property, plant and equipment is included in “Depreciation and amortization” in the accompanying Statement of Income for the year ended December 31, 2018 in the amount of $42,842,469.

4. Related Party Transactions

The Company derives a significant portion of its transportation and allowance oil revenues from related parties, which are based on published tariffs and contractual agreements. This activity amounted to $166,264,591 for the year ended December 31, 2018. All such transactions are within the ordinary course of business. At December 31, 2018, the Company had affiliate receivables of $11,784,000 relating to transportation services. Non-transportation affiliate receivables at December 31, 2018 were $3,737,069.

The Company has no employees and relies on its operators, Shell Pipeline and Chevron, to provide personnel to perform daily operating and administrative duties on behalf of the Company. In accordance with terms of the operating agreement, Shell Pipeline and / or SHLX has charged the Company for expenses incurred on behalf of the Company in amounts of $21,917,040 for the year ended December 31, 2018. Chevron has charged the Company for expenses incurred on behalf of the Company in amounts of $2,664,829 for the year ended December 31, 2018.

Substantially all expenses incurred by the Company are paid by Shell Pipeline on the Company’s behalf. At December 31, 2018, the Company owed $3,756,569 to reimburse Shell Pipeline for these expenses. The Company also owed Chevron $194,647 as of December 31, 2018 for various projects led by Chevron. At December 31, 2018, the Company had a receivable balance of $300,000 from Shell Pipeline and / or SHLX which is comprised of advance payments made by the Members to Shell Pipeline to fund operating expenses. This balance is included in “Advance for operations due from related party” which is included in the accompanying Balance Sheet.

Employees who directly or indirectly support the Company’s operations participate in the pension, postretirement health and life insurance, and defined contribution benefit plans sponsored by Shell Oil, which includes other Shell Oil subsidiaries. The Company’s share of pension and postretirement health and life insurance costs for the year ended December 31, 2018 was $1,233,882. The Company’s share of defined contribution plan costs for the same period was $492,174. Pension and defined contribution benefit plan expenses are included in “General and administrative” expense in the Statement of Income.

Cost Sharing Agreement
In July 2014, the lease on platform ST 301, which was previously utilized by Series A’s pipeline, was terminated. To continue operations, Amberjack A built a subsea access route around the platform. Amberjack A is the sole owner of the new infrastructure, however two affiliate owned pipelines are connected to Series A’s pipeline. These two affiliates have a cost sharing agreement with Series A to share common costs including the main bypass piping, engineering, design, and permitting. The contributed cash is accounted for as deferred income and is included in Other current liabilities and Long-term liabilities and deferred income on the accompanying Balance Sheet. At December 31, 2018, Series A had a $4,291,863 deferred income balance. The balance is for prepaid construction costs with the Brutus Pipeline as a result of the cost sharing agreement for the ST 301 re-route project. The amount is amortized over the 30 year useful life of the asset and credited to “Other income” in the

Exhibit 99.2
Statement of Income. Income recorded by the Company related to this amounted to $167,757 in the year ended December 31, 2018.

Leases
The Company has entered into several leases of platform space agreements (LOPS agreements) to lease usage of offshore platform spaces located at Green Canyon Block 19 (GC 19), and Grand Isle 115 (GI 115) from British-Borneo Exploration, Inc. The LOPS agreements at platform GC 19 commenced on October 1, 1997. The lease agreement for platform GC 19 was amended on April 1, 2009 and on November 1, 2016 for the lease of additional platform space. The lease agreement at platform GC 19 is effective for ten years from the effective or amendment date with an option for annual renewal thereafter, with a 180 days prior written notice. Lease payments in 2018 for GC 19 were $1,298,690.

In March 2014, Amberjack assumed all of the rights, duties, and obligations of Shell Pipeline’s lease of platform space located in Ship Shoal Block 332 (SS 332). The assumed lease agreement was effective April 1, 2002, and shall continue until the earliest date that (i) Equilon (a predecessor of Shell Pipeline) facilities are abandoned by Equilon and removed as set forth in the lease agreement, (ii) Equilon, in its sole discretion, elects to discontinue operations because crude oil ceases to be delivered through the Equilon facilities for a period of three (3) consecutive months, or (iii) both parties agree to terminate the agreement. Notwithstanding the foregoing, the lease agreement may be terminated earlier upon ninety (90) days prior written notice by either party. The agreement requires minimum annual lease payments of $95,000 adjusted annually based on the Wage Index Adjustment as published by the Council of Petroleum Accountants Society. Lease payments in 2018 for SS 332 were $174,482.

Effective July 1, 2014, the Company entered into a LOPS agreement to lease additional space at GC 19 from an affiliate of Shell Oil in order to deliver crude oil production gathered from the Jack/St. Malo (JSM) host platform to downstream pipelines at GC 19. The agreement is effective for an initial term of 5 years, and continues annually thereafter. Each party can terminate the agreement at the end of the initial term or extension term with written notice of at least 90 days. The agreement requires minimum annual lease payments of $1,198,608 adjusted annually based on the Wage Index Adjustment as published by the Council of Petroleum Accountants Society. Lease payments in 2018 were $1,296,948.

Effective July 1, 2016, the Company entered into a LOPS agreement to lease additional space at GC 19 from an affiliate of Shell Oil in order to operate a 24-inch crude oil pipeline that will deliver crude oil to downstream pipelines at Fourchon Junction. The agreement is effective for an initial term of 5 years, and continues annually thereafter. Each party can terminate the agreement at the end of the initial term or extension term with written notice of at least 90 days prior to the intended termination date. The agreement requires minimum annual lease payments of $1,218,808 adjusted annually based on the percent increase published by the Council of Petroleum Accountants Society. Lease payments in 2018 were $1,627,922.

Total lease expense for the year ended December 31, 2018 was $4,398,042. Lease expense is included in “Operations” expense on the Statement of Income. All lease agreements that were entered into are classified as operating leases. As of December 31, 2018, future minimum payments related to these leases were estimated to be:

Total
2019	$3,515,840
2020	1,888,056
2021	796,251
2022	—
2023	—
Total future minimum lease payments	$6,200,147

5. Supplemental Information

Equity interest in the Company is separated into two series; Series A and Series B, as defined in Note 1. Series A of the Members’ capital represents the assets and liabilities in the pipeline system from the Green Canyon, Ewing Bank and Grand Isle areas in the Gulf of Mexico to the intersection with Mars Oil Pipeline Company’s pipeline at Fourchon, Louisiana. Series A assets, liabilities, income and losses are shared between Shell Pipeline, prior to May 11, 2018, or SHLX and Chevron in the ratio of 75:25. Series B of the Members’ capital represents the assets and liabilities in the pipeline system extension connecting the offshore production area called Tahiti and Jack St Malo in the Gulf of Mexico to the existing Amberjack Pipeline in the Gulf of Mexico at GC19. Series B assets, liabilities, income and losses are shared between SHLX and Chevron in the ratio of 50:50. Supplemental information of Series A units and Series B units are presented below:

Exhibit 99.2

	December 31, 2018
	Series A	Series B	Total
Transportation and allowance oil revenue	$32,734,354	$262,134,248	$294,868,602
Operating costs and expenses	19,287,546	54,161,014	73,448,560
Operating income	13,446,808	207,973,234	221,420,042
Other income	167,756	—	167,756
Interest income	3,028	8,371	11,399
Net income	13,617,592	207,981,605	221,599,197
Total assets	99,900,138	792,059,742	891,959,880
Members' capital	$55,326,731	$828,207,932	$883,534,663

6. Environmental Remediation Costs

The Company is subject to federal, state, and local environmental laws and regulations. The Company routinely conducts reviews of potential environmental issues and claims that could impact our assets or operations. These reviews assist the Company in identifying environmental issues and estimating the costs and timing of remediation efforts. In making environmental liability estimations, we consider the material effect of environmental compliance, pending legal actions against us and potential third-party liability claims. Often, as the remediation evaluation and effort progresses, additional information is obtained, requiring revisions to estimated costs. These revisions are reflected in the Company’s income in the period in which they are probable and reasonably estimable. Total expenses for year ended December 31, 2018 were $0 for environmental remediation costs.

7. Commitments and Contingencies

In the ordinary course of business, the Company is subject to various laws and regulations. In the opinion of management, the Company is in compliance with existing laws and regulations and is not aware of any violations that will materially affect the financial position, results of operations, or cash flows of the Company.

8. Subsequent Events

In preparing the accompanying financial statements, the Company has reviewed events that have occurred after December 31, 2018 until February 18, 2019, which is the date of the issuance of the financial statements. Any material subsequent events that occurred during this time have been properly disclosed in the financial statements.